                                                             OMB APPROVAL
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No. __________)*

                         PhoneTel Technologies, Inc.
 ---------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
 ---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 71921H-10-9
 ---------------------------------------------------------------------------
                               (CUSIP Number)

                          Lawrence G. Goodman, Esq.
                  Shereff, Friedman, Hoffman & Goodman, LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 758-9500
 ---------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 August 29, 1995
 ---------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                SCHEDULE 13D

CUSIP No.  71921H-10-9                                     Page 2 of 10 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GABRIEL CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
                                                           (b)

3  SEC USE ONLY


4  SOURCE OF FUNDS

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE


                      7 SOLE VOTING POWER

 NUMBER OF
   SHARES             8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                606,550
    EACH
  REPORTING
   PERSON             9 SOLE DISPOSITIVE POWER
    WITH

                     10 SHARED DISPOSITIVE POWER

                          606,550


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        606,550


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%


14  TYPE OF REPORTING PERSON*

      PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                               SEC 1746 (12-91)

                                SCHEDULE 13D

CUSIP No.  71921H-10-9                                       Page 3 of 10 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ARIEL FUND LIMITED


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /X/
                                                                    (b) / /


3  SEC USE ONLY


4  SOURCE OF FUNDS

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS


                      7 SOLE VOTING POWER

  NUMBER OF
   SHARES             8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                606,550
    EACH
  REPORTING
   PERSON             9 SOLE DISPOSITIVE POWER
    WITH

                     10 SHARED DISPOSITIVE POWER

                          606,550


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      606,550


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%


14  TYPE OF REPORTING PERSON*

      CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                               SEC 1746 (12-91)

                                SCHEDULE 13D

CUSIP No.  71921H-10-9                                    Page 4 of 10 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ARIEL MANAGEMENT CORP.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                 (b)



3  SEC USE ONLY


4  SOURCE OF FUNDS

     00


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                   / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


                      7 SOLE VOTING POWER

  NUMBER OF
   SHARES             8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                606,550
    EACH
  REPORTING
   PERSON             9 SOLE DISPOSITIVE POWER
    WITH

                     10 SHARED DISPOSITIVE POWER

                          606,550


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      606,550


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%


14  TYPE OF REPORTING PERSON*

      CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.
                                                               SEC 1746 (12-91)

                                SCHEDULE 13D

CUSIP No.  71921H-10-9                                     Page 5 of 10 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. EZRA MERKIN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                 (b)



3  SEC USE ONLY


4  SOURCE OF FUNDS

     00


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                   / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES


                      7 SOLE VOTING POWER

  NUMBER OF
   SHARES             8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                1,213,100
    EACH
  REPORTING
   PERSON             9 SOLE DISPOSITIVE POWER
    WITH

                     10 SHARED DISPOSITIVE POWER

                          1,213,100


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,213,100


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.7%


14  TYPE OF REPORTING PERSON*

      IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                               SEC 1746 (12-91)

                                SCHEDULE 13D

Item 1.   Security and Issuer

          Securities acquired:  Common Stock,  $.01 par value ("Common
                                Stock"), and Warrants for the purchase of additional shares of Common Stock (exercisable for a period of ten years from issuance at an exercise price of $.95 per share). The number of shares reported herein assumes the exercise of the Warrants. All of the shares of Common Stock (including those issuable upon exercise of the Warrants) are (or will be) unregistered.

          Issuer:   PhoneTel Technologies, Inc.
                    650 Statler Office Tower
                    1127 Euclid Avenue
                    Cleveland, Ohio 44115
                    (216) 241-2555

Item 2.   Identity and Background

     (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital, L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp. ("Ariel"), a Delaware corporation and the Investment Advisor of Ariel Fund, and J. Ezra Merkin, the General Partner of Gabriel and sole shareholder and president of Ariel ("Merkin"). Gabriel, Ariel Fund, Ariel and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

     Gabriel and Ariel Fund are private investment funds. Ariel and Merkin are private investment managers.

     Merkin is a United States citizen.

     See Item 5 for information regarding ownership of Common Stock.

     (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds

     Gabriel purchased an aggregate of 350,000 shares of Common Stock at an aggregate cost of $262,500, using its own funds. Ariel Fund purchased an aggregate of 350,000 shares of Common Stock at an aggregate cost of $262,500, using its own funds. In addition, in connection with the respective purchases of Common Stock, each of Gabriel and Ariel Fund were issued Warrants to purchase 256,550 shares of Common Stock. All of the purchases were from the Issuer.

Item 4.   Purpose of the Transaction

     All of the shares of Common Stock and Warrants reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

     The Reporting Persons are engaged in discussions with the Issuer concerning other transactions which may result in the acquisition by Gabriel and Ariel Fund of additional unregistered securities of the Issuer and, in addition to and in connection with such acquisition, the ability of the Reporting Persons to nominate a candidate to the Issuer's Board of Directors. At present there is no definitive agreement between such parties as to any of the foregoing, and there can be no assurance that any such transactions will take place.

     Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a) and (b) Gabriel is the beneficial and record owner of 350,000 shares of Common Stock and Warrants to purchase 256,550 shares of Common Stock, for a total beneficial ownership of 606,550 shares of Common Stock, or 4.9% of the outstanding shares of Common Stock.

     Ariel Fund is the beneficial and record owner of 350,000 shares of Common Stock and Warrants to purchase 256,550 shares of Common Stock, for a total beneficial ownership of 606,550 shares of Common Stock, or 4.9% of the outstanding shares of

Common Stock.

     Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 606,550 shares of Common Stock (assuming exercise of the Warrants) owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of such 606,550 shares of Common Stock, or 4.9% of the outstanding shares of Common Stock.


     As the general partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 606,550 shares of Common Stock (assuming exercise of the Warrants) owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 606,550 shares of Common Stock (assuming exercise of the Warrants) owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 1,213,100 shares of Common Stock, or 9.7% of the outstanding shares of Common Stock.

     The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 11,261,043 outstanding shares of Common Stock of the Issuer on August 29, 1995, which information was supplied by the Issuer to the Reporting Persons, and does not take into account the shares of Common Stock and Warrants issued to the Reporting Persons.

     (c) All of the shares of Common Stock were purchased on August 29, 1995. The Warrants were issued in connection with the purchase of the shares of Common Stock as of August 29, 1995.

     (d)  Not Applicable

     (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not Applicable

Item 7.   Material to be Filed as Exhibits

          Exhibit A.  Agreement of Joint Filing.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             GABRIEL CAPITAL, L.P.

                             By: /s/ J. Ezra Merkin
                                 -------------------------
                                 Name: J. Ezra Merkin
                                 Title: General Partner


                             ARIEL FUND LIMITED

                             By: MEESPIERSON MANAGMENT (CAYMAN) LIMITED

                             By: /s/ Peter deRuijter, Roger Hanson
                                 -----------------------------------
                                 Name: Peter deRuijter, Roger Hanson
                                 Title: Director, Director


                             ARIEL MANAGEMENT CORP.

                             By: /s/ J. Ezra Merkin
                                 --------------------
                                 Name:  J. Ezra Merkin
                                 Title: President


                             /s/ J. Ezra Merkin
                             --------------------
                             J.  EZRA MERKIN

Dated: September 8, 1995

Exhibit A
                       AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, $.01 par value, of PhoneTel Technologies, Inc., and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 8th day of September, 1995.

                             GABRIEL CAPITAL, L.P.

                             By: /s/ J. Ezra Merkin
                                 --------------------
                                 Name: J. Ezra Merkin
                                 Title: General Partner


                             ARIEL FUND LIMITED

                             By: MEESPIERSON MANAGEMENT (CAYMAN) LIMITED

                             By: /s/ Peter deRuijter, Roger Hanson
                                 ------------------------------------
                                 Name: Peter deRuijter, Roger Hanson
                                 Title: Director, Director


                             ARIEL MANAGEMENT CORP.

                             By: /s/ J. Ezra Merkin
                                 ---------------------
                                 Name:  J. Ezra Merkin
                                 Title: President


                             /s/ J. Ezra Merkin
                             ----------------------
                             J.  EZRA MERKIN